                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                            GUARDSMAN PRODUCTS, INC.
                           (Name of Subject Company)

                           LP ACQUISITION CORPORATION
                             LILLY INDUSTRIES, INC.
                                   (Bidders)

                        Common Stock, $1.00 Par Value
         (Including the Associated Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                  401489 10 9
                     (CUSIP Number of Class of Securities)

     Douglas W. Huemme                                Copy to:
Chairman, President and CEO                  Catherine L. Bridge, Esq.
 LP Acquisition Corporation                      Barnes & Thornburg
   Lilly Industries, Inc.                11 S. Meridian Street, Suite 1313
     733 S. West Street                     Indianapolis, Indiana  46204
Indianapolis, Indiana  46225                       (317) 638-1313
       (317) 687-6701

                 (Name, Address and Telephone Number of Person
                       Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation(1):  $235,442,559       Amount of Filing Fee(2):  $47,089
-------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of common stock, $1.00 par value per share (the "Shares"), of Guardsman Products, Inc. (the "Subject Company"), and the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 8, 1986, as amended, between the Subject Company and Chemical Bank, as Rights Agent, and (ii) all Shares (and associated Rights) of Guardsman Products, Inc. issuable pursuant to Stock Options vested as of March 4, 1996, in each case at $23.00 net per Share (and associated Right) in cash. Unless the context otherwise requires, all references to Shares shall include the Rights.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by LP Acquisition Corporation for such Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     Not applicable       Filing Party:    Not Applicable
Form or Registration No.:   Not applicable       Date Filed:      Not Applicable

                      (Continued on following page(s))

                                 Schedule 14D-1

        CUSIP NO. 401489 10 9                        14D-1                         PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  LP ACQUISITION CORPORATION
                  35-1976967
--------------------------------------------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a)      [ ]
                                                                                      (b)      [x]
--------------------------------------------------------------------------------------------------------
 3.       SEC USE ONLY
--------------------------------------------------------------------------------------------------------

 4.       SOURCES OF FUNDS
                  AF
--------------------------------------------------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(f)                                                                [ ]
--------------------------------------------------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------------------------------
 7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,952,020*
--------------------------------------------------------------------------------------------------------
 8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
          SHARES                                                                               [ ]
--------------------------------------------------------------------------------------------------------
 9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  51.3% OF THE SHARES OUTSTANDING AS OF FEBRUARY 28, 1996.*
--------------------------------------------------------------------------------------------------------
 10.      TYPE OF REPORTING PERSON
                  CO
========================================================================================================

* On March 4, 1996, Lilly Industries, Inc. ("Parent"), an Indiana corporation and the sole shareholder of LP Acquisition Corporation ("Purchaser"), entered into Letter Agreements (collectively, the "Stockholder Agreements") with each of Irwin W. Uran, James L. Sadler and John H. Sadler (collectively, the "Principal Stockholders") pursuant to which the Principal Stockholders have each agreed to validly tender in the Offer, and not withdraw, all Shares beneficially owned by him and to vote his Shares in favor of the Merger and against any action or arrangement which would interfere with the successful consummation of the Merger and each has executed and delivered to the Parent an irrevocable proxy to this effect. As of March 4, 1996, the Principal Stockholders owned 4,952,020 Shares in the aggregate,
         assuming the   exercise of options to acquire 7,880 Shares held by
         James L. Sadler. The Stockholder Agreements and Merger are described more fully in the Introduction and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase, dated March 8, 1996 (the "Offer to Purchase"), attached hereto as Exhibit (a)(1), and the Stockholder Agreements are attached hereto as Exhibits (c)(3), (c)(4) and (c)(5).

                                 Schedule 14D-1

        CUSIP NO. 401489 10 9                        14D-1                         PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  LILLY INDUSTRIES, INC.
                  35-0471010
--------------------------------------------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                            (a)      [ ]
                                                                                      (b)      [x]
--------------------------------------------------------------------------------------------------------
 3.       SEC USE ONLY

--------------------------------------------------------------------------------------------------------
 4.       SOURCES OF FUNDS
                  BK
--------------------------------------------------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(f)                                                                [ ]
--------------------------------------------------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  INDIANA
--------------------------------------------------------------------------------------------------------
 7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,952,020*
--------------------------------------------------------------------------------------------------------
 8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
          SHARES                                                                               [ ]
--------------------------------------------------------------------------------------------------------
 9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                  51.3% OF THE SHARES OUTSTANDING AS OF FEBRUARY 28, 1996.*
--------------------------------------------------------------------------------------------------------
 10.      TYPE OF REPORTING PERSON
                  CO, HC
========================================================================================================

* On March 4, 1996, Lilly Industries, Inc. ("Parent"), an Indiana corporation and the sole shareholder of LP Acquisition Corporation ("Purchaser"), entered into Letter Agreements (collectively, the "Stockholder Agreements") with each of Irwin W. Uran, James L. Sadler and John H. Sadler (collectively, the "Principal Stockholders") pursuant to which the Principal Stockholders have each agreed to validly tender in the Offer, and not withdraw, all Shares beneficially owned by him and to vote his Shares in favor of the Merger and against any action or arrangement which would interfere with the successful consummation of the Merger and each has executed and delivered to the Parent an irrevocable proxy to this effect. As of March 4, 1996, the Principal Stockholders own 4,952,020 Shares in the aggregate, assuming the exercise of options to acquire 7,880 Shares held by James L. Sadler. The Stockholder Agreements and Merger are described more fully in the Introduction and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase, dated March 8, 1996 (the "Offer to Purchase"), attached hereto as Exhibit
         (a)(1), and the Stockholder Agreements are attached hereto as Exhibits
         (c)(3), (c)(4) and (c)(5).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Guardsman Products, Inc., a Delaware corporation (the "Subject Company"). The address of the Subject Company's principal executive offices is 3033 Orchard Vista Drive, S.E., Suite 200, Post Office Box 1521, Grand Rapids, Michigan 49501.

         (b) This Statement on Schedule 14D-1 relates to the offer by LP Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Lilly Industries, Inc. ("Parent"), an Indiana corporation, to purchase all outstanding shares of common stock, $1.00 par value per share (the "Shares"), of the Subject Company, and the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of August 8, 1986, as amended, between the Subject Company and Chemical Bank, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 1996, and in the related Letter of Transmittal (which together constitute the "Offer"), at a purchase price of $23.00 per Share (and associated Right), net to the seller in cash. (Unless the context otherwise requires, all references to Shares shall include the Rights.) According to the Subject Company, as of February 28, 1996, 9,638,663 Shares were outstanding and 597,970 Shares were issuable pursuant to exercise of Stock Options prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer. The information set forth in the Introduction and
Section 1 ("Terms of the Offer") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase, and Schedule I thereto, annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (e) and (f) During the last five years, neither the Purchaser, Parent, nor any persons controlling the Purchaser or Parent, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.





                                    4 of 10

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(c) The information set forth in Section 10 ("Source and Amounts of Funds") of the Offer to Purchase annexed hereto as Exhibit (a)(1) and the Commitment Letter, dated February 8, 1996, between Parent and NBD Bank, N.A., as amended by the First Amendment, dated March 4, 1996, annexed hereto as Exhibit (b)(1) are incorporated herein by reference.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(e) The information set forth in the Introduction, Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements"") and Section 13 ("Dividends and Distributions") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

         (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company;





                                    5 of 10

Background of the Offer") and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in (i) Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase annexed hereto as Exhibit (a)(1), and (ii) Parent's Annual Report on Form 10-K for the year ended November 30, 1995 filed with the Commission pursuant to Rule l3a-1 of the Exchange Act (the "Parent 10-K") (Item 8. Financial Statements and Supplementary Data, page 8, referencing Exhibit 13 to the Parent 10-K) is incorporated herein by reference.

         Parent's 10-K should be available for inspection at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission") at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The information should also be available for inspection at the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.


ITEM 10. ADDITIONAL INFORMATION.

         (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (b)-(c) The information set forth in Section 1 ("Terms of the Offer"), Section 12 ("Purpose of the Offer, the Merger Agreement and Letter Agreements"), Section 14 ("Certain Conditions of the Offer"), Section 15 ("Certain Legal Matters; Regulatory Approvals") and Section 17
("Miscellaneous") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act") and Section 15





                                    6 of 10

("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (e) There are no material pending legal proceedings relating to the Offer.

         (f) The information set forth in the Offer to Purchase, annexed hereto as Exhibit (a)(1), the Letter of Transmittal, annexed hereto as Exhibit
(a)(2), the Commitment Letter, annexed hereto as Exhibit (b)(1), the Merger Agreement, annexed hereto as Exhibit (c)(2), and the Letter Agreements with each Principal Stockholder, annexed hereto as Exhibits (c)(3), (c)(4) and
(c)(5), is incorporated herein by reference.


ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

         (a)     (1)        Offer to Purchase, dated March 8, 1996.
                 (2)        Letter of Transmittal.
                 (3)        Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W-9
                 (4)        Notice of Guaranteed Delivery.
                 (5)        Letter to Brokers, Dealers, Banks, Trust Companies
                            and Other Nominees.
                 (6)        Letter to Clients for use by Brokers, Dealers,
                            Banks, Trust Companies and Other Nominees.
                 (7)        Text of Press Release, dated March 4, 1996.
                 (8)        Summary Advertisement, dated March 8, 1996.

         (b)     (1)        Commitment Letter, dated February 8, 1996, between
                            Parent and NBD Bank, N.A., as amended by the First
                            Amendment, dated March 4, 1996.

         (c)     (1)        Confidentiality Agreement, dated December 13, 1995,
                            between Parent and Guardsman Products, Inc.
                 (2)        Merger Agreement, dated March 4, 1996, by and among
                            Parent, Purchaser and Guardsman Products, Inc.
                 (3)        Letter Agreement, dated March 4, 1996, between
                            Parent and Irwin W. Uran.
                 (4)        Letter Agreement, dated March 4, 1996, between
                            Parent and James L. Sadler.
                 (5)        Letter Agreement, dated March 4, 1996, between
                            Parent and John H. Sadler.
                 (6)        Amendment No. 2 to Rights Agreement, dated as of
                            March 4, 1996, between Guardsman Products, Inc. and
                            Chemical Bank, as Rights Agent.
                 (7)        Acknowledgement by James L. Sadler of the
                            termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.





                                    7 of 10

                 (8) Acknowledgement by John H. Sadler of the termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.

         (d)     None.

         (e)     Not applicable.

         (f)     Not applicable.





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

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                March 8, 1996


                                LP ACQUISITION CORPORATION

                                By:     /s/ Douglas W. Huemme
                                        -------------------------------------
                                Name:   Douglas W. Huemme
                                Title:  President and Chief Executive Officer



                                LILLY INDUSTRIES, INC.

                                By:     /s/ Douglas W. Huemme
                                        -------------------------------------
                                Name:   Douglas W. Huemme
                                Title:  President and Chief Executive Officer





                                    9 of 10

                              14D-1 EXHIBIT INDEX



EXHIBIT                 DESCRIPTION
-------                 -----------
(a)(1)           Offer to Purchase, dated March 8, 1996.
(a)(2)           Letter of Transmittal.
(a)(3)           Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9
(a)(4)           Notice of Guaranteed Delivery.
(a)(5)           Letter to Brokers, Dealers, Banks, Trust Companies and Other
                 Nominees.
(a)(6)           Letter to Clients for use by Brokers, Dealers, Banks, Trust
                 Companies and Other Nominees.
(a)(7)           Text of Press Release, dated March 4, 1996.
(a)(8)           Summary Advertisement, dated March 8, 1996.

(b)(1)           Commitment Letter, dated February 8, 1996, between Parent and
                 NBD Bank, N.A., as amended by the First Amendment, dated
                 March 4, 1996.

(c)(1)           Confidentiality Agreement, dated December 13, 1995, between
                 Parent and Guardsman Products, Inc.
(c)(2)           Merger Agreement, dated March 4, 1996, by and among Parent,
                 Purchaser and Guardsman Products, Inc.
(c)(3)           Letter Agreement, dated March 4, 1996, between Parent and
                 Irwin W. Uran.
(c)(4)           Letter Agreement, dated March 4, 1996, between Parent and
                 James L. Sadler.
(c)(5)           Letter Agreement, dated March 4, 1996, between Parent and
                 John H. Sadler.
(c)(6)           Amendment No. 2 to Rights Agreement, dated as of March 4,
                 1996, between Guardsman Products, Inc. and Chemical Bank, as
                 Rights Agent.
(c)(7) Acknowledgement by James L. Sadler of the termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.
(c)(8) Acknowledgement by John H. Sadler of the termination of certain rights upon the purchase of Shares owned by him in the Offer or the Merger.





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